UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Crescent Capital VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,508,360*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,508,360*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,360*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.8%**
14	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360 shares of the Issuer’s Common Stock. Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

2

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jeffery D. Gow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,508,360*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,508,360*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,360*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 29.8%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

3

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Steve Wasson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,000*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 0.0%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 1,508,360  shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares   of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.

On July 27, 2007, Crescent sent a written offer (the “Offer”) to the Issuer’s Chairman and President and CEO pursuant to which Crescent would acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own (the “Transaction”) at a price of $15.00 per share.  A copy of the Offer was attached as Exhibit 99.5 to Amendment No. 1.

On September 5, 2007, the Issuer announced in a press release that its Board of Directors had unanimously rejected the Offer as not in the long-term best interests of shareholders, since, among other concerns, the $15.00 per share offer was significantly inadequate.

On March 6, 2008, Steve Wasson met with Phillip Rowley, Chairman of the Cowlitz Board of Directors, and discussed, among other topics, appointing a representative of Crescent to the Board of Directors.  On April 21, 2008, Mr. Rowley informed Mr. Wasson that the Board declined to appoint a Crescent representative to the Board.

On May 9, Mr. Gow sent to the Cowlitz Board of Directors the letter attached as Exhibit 99.6 and incorporated herein by reference.

On June 30, 2008, Crescent filed its application to become a bank holding company with the Federal Reserve Bank of San Francisco (the “Reserve Bank”).  In its application, Crescent sought approval to increase its ownership in Cowlitz up to thirty percent (30%) of the outstanding shares.  Crescent filed a corresponding application with the Washington state Division of Banks, Department of Financial Institutions on July 16, 2008.

On August 6, 2008, Crescent received notice from the Reserve Bank that its application to become a bank holding company and acquire up to thirty percent (30%) of the outstanding shares of Cowlitz had been approved.  On August 13, 2008, the Washington state Division of Banks, Department of Financial Institutions, informed Crescent that the Division had no objections to Crescent’s application.  On January 26, 2009, Crescent requested that the Reserve Bank extend the time period for its acquisition of additional shares.  On January 30, 2009, the Reserve Bank notified Crescent that it had extended the time period for Crescent’s acquisition from February 5, 2009 to May 5, 2009.

On November 21, 2008, Crescent sent a letter to Cowlitz nominating five individuals for election to the Cowlitz board of directors at its 2009 annual meeting of shareholders, under the procedure authorized in Cowlitz’s bylaws, which permits shareholders to nominate individuals as directors.  The individual nominees are as follows:   Jeffery D. Gow, Steven D. Wasson, Gary A. Young, Robert A. Underhill and Justin P.S. Taylor.  If any one or more of these individuals were to be elected as directors, they would each replace an existing director, the identity of whom would not be known until the results of the annual meeting of shareholders were announced.

On January 2, 2009, Crescent sent a letter to Cowlitz noting that Crescent had not received any response from Cowlitz regarding Crescent’s November 21st letter.  The January 2nd letter reiterated Crescent’s intention of nominating the individuals identified in the November 21st letter and requested Cowlitz respond by January 9, 2009 if Cowlitz believed the applicable requirements of its bylaws had not been satisfied, thereby allowing Crescent to make appropriate changes or other action be made or taken by January 24, 2009 (the date identified in the Cowlitz 2008 proxy statement as the date by which notice of nominations must be given for the 2009 annual meeting).  As of the filing of this amendment, Crescent has received no response from Cowlitz to any of its letters.  As a result, Crescent has concluded that, to elect such individuals as directors, Crescent will need to, and intends to, solicit proxies from Cowlitz shareholders for the 2009 annual meeting of shareholders to elect the individuals nominated by Crescent in its November 21st letter.

On January 27, 2009, Crescent sent a letter to Cowlitz demanding a copy of, or an opportunity to copy, the shareholder list of Cowlitz for the purpose of communicating with the other shareholders of Cowlitz regarding Cowlitz’s affairs, including the solicitation of proxies in connection with the Cowlitz 2009 annual meeting of shareholders.   On February 13, 2009, Cowlitz provided, in part, the shareholder information that Crescent had requested, and noted that it would reconsider the other information requested by Crescent if Crescent provided legal authority for its request.  By letter dated February 19, 2009, Crescent provided Cowlitz with citations to legal authorities for the remaining shareholder information.

Crescent has authority from the Reserve Bank to purchase up to 30% of Cowlitz Common Stock.  At Crescent’s current ownership, Crescent is authorized to purchase an additional 24,747 shares (based on 5,110,358 shares outstanding at December 31, 2008 reported in Cowlitz’s press release dated January 29, 2009).  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions.  As disclosed in the May 9th letter (Exhibit 99.6), the Reporting Persons are acquiring additional shares, and are nominating individuals for election as directors and intend to solicit proxies to elect such nominees, with the purpose and intention of increasing their ability to influence and, potentially, control the board of directors of Cowlitz, and thereby the policies, management and actions of Cowlitz.  As a result, the Reporting Persons may be deemed to have the intention of controlling Cowlitz.

The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer relating to such matters that the Reporting Persons deem relevant to their investment in the Issuer.

At the present time, other than the actions described in the preceding paragraphs, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

The calculation below is based on a total of 5,067,379 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

As of the close of business on March 2, 2009, Crescent beneficially owns 1,508,360 shares of Common Stock, which represent approximately 29.8% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 1,508,360 shares of Common Stock owned by Crescent.  Wasson owns 1,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 1,508,360 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 1,000 shares of Common stock that he owns.

(c)  During the period January 2, 2009 through March 2, 2009, Crescent purchased a total of  730,000 shares of Common Stock on the dates and at the prices set forth as follows (of which 529,000 were reported as purchased in Amendment No. 8 on Schedule 13D filed February 5, 2009):

Date of Purchase	Number of Shares	Price per Share

January 20, 2009	60,000	$5.85
January 26, 2009	363,000	$5.85
January 30, 2009	64,000	$5.89
February 2, 2009	42,000	$5.85
February 23, 2009	71,000	$5.89
February 24, 2009	80,000	$5.855
February 26, 2009	50,000	$5.85

The purchases were made for cash in open market transactions.

(d)  None.

(e)  Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2009
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson